TRADEHOLD
LIMITED

ANNUAL REPORT 2009

Contents

Positioning

Although an investment holding company incorporated in South Africa, Tradehold owns no material assets in this country. Its investments are mainly in the British retail and property sectors. It holds 15,5% through its wholly-owned subsidiary, Tradegro, in the retail group Instore plc, which is listed on the London Stock Exchange, and 85% in the Moorgarth group of property companies. Instore's principal activity is variety retailing conducted through several chains operating a network of more than 300 outlets in the United Kingdom and Northern Ireland. Moorgarth manages a £46 million portfolio of mainly retail properties but including a growing number of commercial and industrial buildings.

Chairman's statement & review of operations

It was a year that made enormous demands on all of us, testing to the utmost our resolve in grappling daily with the daunting challenges of the market.

C H Wiese, chairman

Operating environment

Britain, the location of Tradehold's main investment area, has, along with the United States, borne the brunt of the global financial crisis. Following the demise of the sub-prime housing market in the US, Britain's financial sector virtually collapsed, despite desperate measures by the government to stem the tide. This had a disastrous effect on virtually every aspect of the economy. Manufacturers in particular were forced to lay off large numbers of workers as their businesses contracted following the worldwide slump in exports. Retail suffered as the disposable income of consumers, many of whom had overborrowed, came under increasing pressure. Property was one of the areas worst hit by the credit crunch and with confidence at a low ebb, property values plummeted across the spectrum.

Financial results

At the end of July 2008 Tradehold, through its wholly-owned subsidiary Tradegro Limited, sold a further 46,5 million of its shares in Instore plc to Seaham Investments Limited following the latter's general offer to all Instore shareholders. This sale came after the disposal of 68,0 million Instore shares to the same buyer in the previous financial year. After the second transaction Tradehold still owns 36,2 million shares representing about 15,5% of Instore. The results of Tradehold for the 12 months to end February 2009 therefore include those of Instore on an associated company basis up to 30 July 2008, the date of the second transaction. After that date what remains of Tradehold's investment in that company is shown under "financial assets".

In the year to 28 February 2009, Tradehold recorded a net loss of £19,8 million (2008: net loss of £14,4 million). The major components of the loss for the year were exceptional items of £9,5 million, a trading loss of £6,0 million and a £2,4 million loss from discontinued operations. The company reported a headline loss of 2,8 pence a share (2008: 0,8 pence a share).

Total assets stood at £70,9 million, down from £81,6 million in the previous year. The value of the property portfolio increased from £44,9 million to £46,4 million despite a substantial drop in property values. At year-end the company had cash and cash equivalents of £16,2 million (2008: £25,7 million) on hand.

Moorgarth Properties

As elsewhere in the British economy, the property market experienced one of the most challenging periods in recent history. It became one of the areas worst affected by the global credit crunch. The virtual implosion of the financial services sector led to a lack of available finance for development and acquisitions. Without access to such funding the number of transactions plunged with virtually only cash buyers remaining in the market. The lack of demand greatly affected property values which fell during the year by 20% to 30% depending on the sector. The only advantage for the investor was that some more reasonably priced properties started coming on to the market.

Despite suffering an after-tax loss of £9,5 million in 2009, the company, now in its fifth year of operation, has in many respects still been successful. During this five-year period, the value of the portfolio, which at year-end consisted of 23 buildings, rose from £15,6 million to £46,4 million while rental income increased from £1,0 million to £3,4 million. Almost £10 million was spent during the year on acquisitions and investments as against £2,3 million in 2008. However, market conditions played havoc also with the valuations of Moorgarth properties and a review at the end of the financial year resulted in a reduction of £7,5 million in the value of the portfolio.

At Moorgarth the focus moved from expansion to portfolio management. The rental market slowed significantly as tenants looked to consolidate their space needs and reduce costs. Concerns over tenant quality increased the risk profile of the sector although Moorgarth experienced relatively few problems in this regard. In the new financial year the company's focus will be on enhancing the value of the existing portfolio and maximising the income it generates.

Outlook

Predictions for the UK market at present are purely speculative. Although there seems general consensus that property values will start levelling out in months ahead, no significant recovery of any kind is expected for the next 12 months. In the light of the continuing volatility we do not believe it prudent to commit to any projections as to what the new financial year will bring.

Acknowledgments

It was a year that made enormous demands on all of us, testing to the utmost our resolve in grappling daily with the daunting challenges of the market. I wish to thank my fellow directors as well as all members of management and staff for their support, dedication and willingness to go beyond the call of duty in ensuring Tradehold weathers the storm.

CH Wiese
Chairman

Luxemburg, 22 May 2009

Corporate governance

TRADEHOLD IS AN INVESTMENT holding company. It has no operating assets in South Africa and its principal business consists of an indirect interest of 15,5% in the London-listed UK-based Instore plc ("Instore") and an 85,0% interest in the property-owning Moorgarth group of companies, also based in the United Kingdom. It conducts treasury activity as well through its wholly-owned finance company, Tradegro Limited.

Moorgarth is managed by independent professional managers in the UK reporting to Tradehold executive board member Mr C Moore. The Moorgarth executive attends the Tradehold board meetings twice a year to report on the performance and strategy of the business.

Tradehold is committed to the highest standards of corporate governance.

King Code 2002 ("King II")

During the year Tradehold did not comply with all the King II requirements, the major areas of non-compliance being:

- The composition of the board: There are four board members of whom only two are non-executive;
- The chairman is not an independent non-executive board member.

In the view of the directors the size of the company and the nature of its operations do not warrant a board (and the associated costs) consisting of more than the current four members. In order for Tradehold to adhere to King II in respect of the above, the board will have to be expanded and reconstituted, and that is not considered justifiable at present.

The board has considered the need for the company to have an internal audit function and concluded that it was not required given the size and operations of the business.

Tradehold board of directors

The Tradehold board at year-end consisted of four directors, two of whom were executive and two independent non-executive. The chairman of the board is an executive director. Apart from an audit committee there are no other board committees. The board meets at least twice a year and more often when required.

The board met twice during the year. The attendance of the directors is shown below:

Mr C Moore	2
Mr C Stassen	2
Mr H R W Troskie	2
Dr C H Wiese	1

During February 2008 Messrs Stassen and Troskie, both non-executive directors, were appointed as members of the newly established audit committee. The mandate of the audit committee was tabled and approved at the April 2008 board meeting. The audit committee met twice during the year.

The company maintains an appropriate level of directors' and officers' insurance in respect of legal action against its directors.

All directors are subject to the retirement and re-election provisions of the articles of association, which require one-third of the directors to retire and, if they so wish, to offer themselves for re-election at each annual general meeting. New directors are obliged to retire and offer themselves for re-election at the first annual general meeting following their appointment.

The policy of the group is to compensate employees on a basis comparable with similar organisations, taking into consideration performance as an important factor in determining the remuneration of executive directors and senior management. Non-executive directors' fees are based on their relative contributions to the activities of the board. Details of the remuneration and participation of directors in share incentive schemes appear elsewhere in the annual report.

Report of the audit committee

The audit committee has adopted formal terms of reference, approved by the board, as its audit committee charter.

During the past year the committee discharged the functions prescribed by its charter:

- It has reviewed the interim and final results announcements as well as the annual financial report and has recommended the approval thereof to the board. In doing so the committee has ensured that the reporting complies with International Financial Reporting Standards (IFRS) and the Companies Act of South Africa;
- It has considered the internal financial controls and risk assessment reports and found them to be adequate;

- It has reviewed the external audit reports on the annual financial statements;
- It verified the independence of the external auditor, PricewaterhouseCoopers Inc., and noted that Ms AC Legge was the designated auditor. It also recommended that the auditor be re-appointed for the next financial year;
- It approved the audit fees as well as the engagement terms of the external auditor. It ascertained that there were no non-audit functions performed by the external auditor during the year.

The audit committee met twice during the year. Both members attended while Moorgarth's management as well as the external auditor were present at the final meeting.

The audit committee satisfied itself that the financial director has the appropriate expertise and experience.

Integrity and ethics

Group companies at all times endeavour to maintain the highest standard of integrity in dealing with their clients, staff, the authorities, shareholders, suppliers and the investor community and, in doing so, to ensure the largest measure of credibility, trust and stability. Structures and procedures are in place for the reporting of unethical behaviour. The managing director of each group company is responsible for ethical behaviour within his organisation.

The board is of the opinion that a high level of standards was being maintained by the group and it is not aware of any serious instances of unethical behaviour during the year ended 28 February 2009.

Internal control

The board has overall responsibility for the company's internal control and for reviewing its effectiveness. Internal control measures can only manage, not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, not absolute, assurances against material misstatement or loss.

The principal elements of internal control include:

- An annual budgeting system, integrating both financial and operational budgets together with identification of the risks inherent in each operating area. These budgets are subject to board approval;
- Regular consideration by the board of actual results compared with budgets and forecasts together with the preparation of revised forecasts whenever deemed necessary;
- Confirmation to the board of any changes in business as well as operational and financial risk in each area of the business;
- Clearly defined authorisation procedures for capital expenditure established by the board;
- Authority levels designated to subsidiary board directors and senior management.

Statement of responsibility by the board of directors

The directors are responsible for the preparation, integrity and fair presentation of the financial statements of Tradehold Limited and its subsidiaries. The financial statements presented on pages 14 to 46 have been prepared in accordance with International Financial Reporting Standards and include amounts based on judgments and estimates made by management.

In preparing the financial statements the directors believe they used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgments and estimates, and that all Statements of Generally Accepted Accounting Practice that they consider to be applicable have been followed. The directors are satisfied that the financial statements comply with International Financial Reporting Standards and that the information contained therein fairly presents the results of operations for the year and the financial position of the group at year-end.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the directors to ensure that the financial statements comply with the relevant legislation.

The going-concern basis has been adopted in preparing the financial statements. The directors have no reason to believe that the group or any company within the group will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the company and the group.

The group's external auditors, PricewaterhouseCoopers Inc., audited the financial statements and their report is presented on page 13.

Shareholders' profile

	Number of holders	Percentage of share-holders	Number of shares held	Percentage holding
Distribution of shareholders				
Non-public shareholders				
Directors	7		213 815 019	
Participants to share incentive trusts (excluding directors)	3		903 304	
	10	1,2	214 718 323	61,8
Public shareholders	832	98,8	132 612 118	38,2
Total	842	100,0	347 330 441	100,0

	Number of shares held	Percentage holding
Major shareholders		
Titan Nominees (Pty) Ltd	132 861 228	38,3
Titan Sharedealers (Pty) Ltd	65 118 339	18,7
South African Private Equity Trust III	49 769 692	14,3

Directors' interest

At 28 February 2009 the interest of directors in the issued shares in the company were as follows:

	Direct beneficial	Indirect non-beneficial	Total 2009	Total 2008
C Moore	—	905 126	905 126	905 126
C Stassen	—	378 376	378 376	378 376
H R W Troskie	—	—	—	—
C H Wiese	1 495 754	211 035 763	212 531 517	212 531 517
	1 495 754	212 319 265	213 815 019	213 815 019

Stock exchange transactions

	2009	2008	2007	2006	2005
Number of shares traded ('000)	24 822	10 306	17 807	42 211	60 693
Value of shares traded (R'000)	36 542	16 952	40 058	118 663	179 030
Volume of shares traded as % of total issued shares	7,1	3,0	5,1	12,2	17,5
Market capitalisation (R'000)	156 299	590 462	795 387	833 593	989 892
Share prices for the period (cents)					
Lowest	41	112	195	206	210
Average	147	164	225	281	295
Highest	170	275	259	371	350
Closing	45	170	229	240	285

Notice to shareholders

NOTICE IS HEREBY given that the annual general meeting of the shareholders of Tradehold Limited will be held in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria, at 09:30 on 7 August 2009 for the purpose of passing the following resolutions, with or without modification:

Ordinary resolution number 1

That the annual financial statements for the year ended 28 February 2009 including the auditor's report be adopted.

Ordinary resolution number 2

That the directors' remuneration of €54 512 be confirmed.

Ordinary resolution number 3

That Mr H R W Troskie who retires as a director in terms of the articles of association of the company, but eligible, offers himself for re-election, be re-appointed. Mr Troskie is 38 years old and has the qualification B Juris, B Legum, LL M. He is a solicitor of the Supreme Court of England and Wales, and a member of the Luxemburg Bar. He serves on the boards of a number of private and public companies, including Maitland International Holdings plc, Yeoman Capital SA, and Brait SA.

Ordinary resolution number 4

That, subject to the provisions of the Companies Act, 1973, as amended, and the Listings Requirements of the JSE Limited ("JSE"), the directors are hereby authorised to allot and issue at their discretion all the remaining authorised but unissued ordinary shares of 0,1 cent each in the share capital of the company for such purposes as they may determine, after setting aside so many shares as may be required to be allotted and issued by the company pursuant to the schemes governed by the rules of the Tradehold Share Incentive Trust.

Ordinary resolution number 5

That, subject to the passing of ordinary resolution no. 4 and in accordance with the Listings Requirements of the JSE, the directors are hereby authorised to issue ordinary shares of 0,1 cent each for cash, as and when suitable situations arise, subject to the following conditions:

- That this authority is valid until the company's next annual general meeting, provided it shall not extend beyond 15 months from the date that this authority is given;
- That the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;
- That a paid press announcement giving full details, including the impact on net asset value and earnings per share, will be published at the time of any issue representing, on a cumulative basis within a financial year, 5% or more of the number of ordinary shares in issue prior to the issue in question;
- That issues in the aggregate in any one financial year may not exceed 15% of the company's issued share capital of a specific class of share already in issue;
- That in determining the price at which an issue of ordinary shares may be made in terms of this authority, the maximum discount permitted will be 10% of the weighted average traded price as determined over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors, and
- That any such issue will only be made to public shareholders as defined by the Listings Requirements of the JSE and not to related parties.

In terms of the Listings Requirements of the JSE, the approval of a 75 % majority of the votes cast by shareholders present or represented by proxy at the meeting is required for this ordinary resolution to become effective.

Special resolution

"Resolved, as a special resolution, that the mandate given to the company (or one of its wholly-owned subsidiaries) providing authorisation, by way of a general approval, to acquire the company's own securities, upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Companies Act, 1973, as amended, ("the Act") and the Listings Requirements of the JSE, be extended, subject to the following terms and conditions:

- Authorisation be given by the company's articles of association;
- Any repurchase of securities must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counter-party;
- This general authority will be valid until the company's next annual general meeting, provided

Notice to shareholders continued

that it shall not extend beyond fifteen months from date of passing of this special resolution;

- An announcement will be published as soon as the company has cumulatively repurchased 3% of the initial number (the number of that class of share in issue at the time that the general authority is granted) of the relevant class of securities and for each 3% in aggregate of the initial number of that class acquired thereafter, containing full details of such repurchases;
- Repurchases by the company in aggregate in any one financial year may not exceed 20% of the company's issued share capital as at the date of passing of this special resolution or 10% of the company's issued share capital in the case of an acquisition of shares in the company by a subsidiary of the company;
- Repurchases may not be made at a price greater than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date on which the transaction was agreed;
- Repurchases may not be undertaken by the company or one of its wholly-owned subsidiaries during a prohibited period (unless the company has a share repurchase programme in place) and may also not be undertaken if they will impact negatively on shareholder spread, as required by the JSE;
- At any point in time, the company may only appoint one agent to effect any repurchase;
- The company may not enter the market to proceed with the repurchase of its ordinary shares until the company's sponsor has confirmed the adequacy of the company's working capital for the purpose of undertaking a repurchase of shares in writing to the JSE.

The directors intend either to hold the shares purchased in terms of this authority as treasury shares or to cancel such shares whichever may be appropriate at the time of the repurchase of shares.

The directors are of the opinion that, after considering the effect of the maximum repurchase permitted and for a period of 12 months after the date of this notice of annual general meeting:

- The company and the group will be able, in the ordinary course of business, to pay its debts as they become due;
- The assets of the company and the group will be in excess of the liabilities of the company and the group, the assets and liabilities being recognised and measured in accordance with the accounting policies used in the latest audited annual financial statements;
- The working capital of the company and the group will be adequate for ordinary business purposes, and
- The share capital and reserves are adequate for the ordinary business purposes of the company and the group."

The effect of the special resolution and the reason therefor is to extend the general authority given to the directors in terms of the Act and the Listings Requirements of the JSE for the acquisition by the company (or one of its wholly-owned subsidiaries) of its own securities, which authority shall be used at the directors' discretion during the course of the period so authorised.

In terms of the Listings Requirements of the JSE, the following disclosures are required with reference to the general authority to repurchase the company's shares set out in the special resolution above, some of which are set out elsewhere in the annual report of which this notice forms part ("this annual report"):

Directors and management – refer page 11;
Major shareholders of the company – refer page 6;
Directors' interests in the company's securities – refer page 6;
Share capital – refer page 30.

Litigation statement

Other than disclosed or accounted for in this annual report, the directors of the company, whose names are given on page 11 of this annual report, are not aware of any legal or arbitration proceedings, pending or threatened against the group, which may have or have had, in the 12 months preceding the date of this notice, a material effect on the group's financial position.

Directors' responsibility statement

The directors, whose names are given on page 11 of this annual report, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the above special resolution and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the above special resolution contains all information required.

Material change

Other than the facts and developments reported on in this annual report, there have been no material changes in the affairs, financial or trading position of the group since the signature date of this annual report and the posting date hereof.

Proxies

All registered shareholders of the company will be entitled to attend and vote in person or by proxy at the general meeting. A form of proxy is attached for completion by certificated shareholders and dematerialised shareholders with own name registration who are unable to attend in person. Forms of proxy must be completed and received by the company secretary by not later than 09:30 on 5 August 2009. Certificated shareholders and dematerialised shareholders with own name registration who complete and lodge forms of proxy, will nevertheless be entitled to attend and vote in person at the general meeting, should they subsequently decide to do so. Dematerialised shareholders, other than own name registration, must inform their CSDP or broker of their intention to attend the general meeting and obtain the necessary authorisation from the CSDP or broker to attend the general meeting, or provide their CSDP or broker with their voting instructions, should they not be able to attend the general meeting in person. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

By order of the Board



J F Pienaar
Secretary

22 May 2009

36 Stellenberg Road
Parow Industria
7493

Shareholders' information

Enquiries

Enquiries relating to shareholdings in the company such as the loss of share certificates, dividend payments, or to notify change of address and/or bank account details, please write to the registrars: Computershare Investor Services 2004 (Pty) Ltd, P O Box 61051, Marshalltown, 2107. If you have received more than one copy of this annual report, there may be more than one account in your name on the company's register of members. If you would like to amalgamate your holdings, write to the registrars, detailing the accounts concerned and instructions on how they should be amalgamated.

Additional copies of annual financial statements

Additional copies of the report are obtainable from:
South Africa: The Company Secretary, Tradehold Ltd, 36 Stellenberg Road, Parow Industria, 7493, telephone number: +27 21 929 4800.
United States of America: The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286, telephone number: +1 212 815 2207.
United Kingdom: The Company Secretary, Moorgarth Holdings Ltd, 64 Wellington Street, Leeds, LS1 2EE, telephone number: +44 870 850 8001.
Europe: Tradehold Ltd, 58 Rue Charles Martel, L-2134, Luxemburg, telephone number: +352 268 644 04.

ADR programme for American investors

Ordinary shares in Tradehold Ltd are traded in the United States of America in the form of American Depository Shares (ADS's) and evidenced by American Depository Receipts (ADR's). Each ADS represents ten ordinary shares. The US sponsored depository bank for the company is The Bank of New York, 101 Barclay Street, 22nd Floor West, New York, NY 10286.

Share transactions totally electronic ("STRATE")

In July 2001 the company has transferred its share capital to the electronic settlement and custody system, STRATE, designed to achieve contractual, rolling and irrevocable settlement. Shareholders who have not lodged their share certificates with a Central Securities Depositary Participant ("CSDP") or qualifying broker of their choice, are encouraged to do so. Currently all trade in the company's shares take place electronically, resulting in shareholders not being able to sell their Tradehold shares unless they exist in electronic form in the STRATE environment. Any questions with regard to the transfer to STRATE may be directed to the company secretary at telephone number +27 21 929 4800 or the registrars, Computershare, at telephone number +27 11 370 5000.

Dividends

No dividend was declared in respect of this reporting period.

Payment of dividend directly into shareholders' bank accounts

Shareholders who do not currently have their dividend paid directly into a bank account and who wish to do so should complete a mandate instruction obtainable from the company's registrars at the above address.

Secretarial certification

In accordance with section 268G(d) of the Companies Act of South Africa ("the Act"), it is hereby certified that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act and that such returns are true, correct and up to date.



J F Pienaar
Secretary

22 May 2009

Directorate and administration

Directorate

C H Wiese (67)#
B A, LL B, D Com (HC)
Chairman

J A Gnodde (44)†
B Com

C Moore (59)#
B Com, CA (SA)

C Stassen (58)*
B Com, CA (SA)

H R W Troskie (38)*
B Juris, B Legum, LL M

Executive
* Non-executive
† Alternate

Administration

Company secretary
J F Pienaar
PO Box 6100
Parow East 7501

Sponsor
Barnard Jacobs Mellet Corporate Finance (Pty) Ltd

Registrars
Computershare Investor Services 2004 (Pty) Ltd
PO Box 61051
Marshalltown 2107
Telephone: +27 11 370 5000
Facsimile: +27 11 370 5487

Registered office/number
Tradehold Limited
Registration number 1970/009054/06
Incorporated in the Republic of South Africa
36 Stellenberg Road
Parow Industria 7493
PO Box 6100
Parow East 7501
Telephone: +27 21 929 4800
Facsimile: +27 21 933 5075

Business address
58 Rue Charles Martel, L-2134, Luxemburg
Telephone: +352 268 644 04
Facsimile: +352 268 644 05

Auditors
PricewaterhouseCoopers Inc.

Annual financial statements

Approval of annual financial statements

The annual financial statements were approved by the board of directors and are signed on its behalf by:

C Moore
Director

H R W Troskie
Director

22 May 2009

Auditor's report

Independent auditor's report to the members of Tradehold Limited

We have audited the group annual financial statements and annual financial statements of Tradehold Limited, which comprise the consolidated and separate balance sheets as at 28 February 2009, and the consolidated and separate income statements, the consolidated and separate statements of changes in equity and the consolidated and separate cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes, and the directors' report, as set out on pages 14 to 46.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the consolidated and separate financial position of Tradehold Limited as at 28 February 2009, and its consolidated and separate financial performance and its consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Director: A C Legge
Registered Auditor
Cape Town
22 May 2009

Directors' report

Tradehold Limited and its subsidiaries

Share capital

Full details of the company's authorised and issued share capital are set out in the notes to the annual financial statements.

Group structure

During the previous financial year, the disposal of an interest of 29,8% in Instore plc caused the shareholding in that company to reduce to 34,8%, resulting in the reclassification of Instore plc to that of an associated company. With effect from this date, the results of Instore plc were consequently not consolidated any further. On 29 July 2008, a further interest of 20,4% in Instore plc was disposed of, reducing the holding in that company to 15,5%. With effect from this date the holding in Instore plc is classified as a financial asset and not equity accounted any further.

Business of the group

Tradehold Limited is an investment holding company with investments in subsidiaries, and at year-end the company held the following investments:

Subsidiaries

Moorgarth Properties (Luxemburg) Sarl
Moorgarth Properties which owns a portfolio of retail properties situated in the United Kingdom.

Tradegro Ltd
Tradegro renders certain head office and treasury services in the group.

Tradehold Limited's interest in its subsidiaries, as well as their individual activities, are set out in the annual financial statements.

Group results

Earnings

After taking into account the interest of minorities, the group reports a loss per share, before exceptional items, of 2,9 pence (2008: 1,1 pence).

The annual financial statements on pages 14 to 46 set out fully the financial position, results of operations and cash flows of the group for the financial year ended 28 February 2009.

The attributable interest of Tradehold Limited in the taxed profits and losses, after exceptional items, of its subsidiaries for the year ended 28 February 2009 was as follows:

	2009	2008
Total profits	–	£0,9 million
Total losses	£16,3 million	£11,7 million

Dividends

No dividend was declared in respect of this financial year (2008: nil).

Directorate

The names of the directors are listed elsewhere in the annual report. There were no changes during the accounting period.

In terms of the articles of association of the company Mr H R W Troskie retires as director of the company at the annual general meeting but, being eligible, offers himself for re-election.

At 28 February 2009 the directors of Tradehold Limited held a direct interest of 0,4% (2008: 0,4%) and an indirect, non-beneficial interest of 61,1% (2008: 61,1%) of the issued ordinary share capital of the company. Indirect holdings through listed companies have not been included. No material change in the shareholding of directors has occurred between the end of the financial period and the date of this report.

Holding company

The company has no holding company. An analysis of the main shareholders of the company appears on page 6 of this report.

Secretary

The name and address of the secretary appear on page 11 of this report.

Auditors

PricewaterhouseCoopers Inc. will continue in office in accordance with Section 270(2) of the Companies Act in South Africa.

Post-balance sheet events

There were no significant post-balance sheet events that occurred between the year-end and the date of the approval of the annual financial statements by the directors.

Accounting policies

Tradehold Limited and its subsidiaries for the year ended 28 February

THE CONSOLIDATED ANNUAL financial statements have been prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and in the manner required by the Companies Act of South Africa. The consolidated annual financial statements have been prepared on the historical cost basis, with the exception of investment properties which are adjusted for revaluations as detailed below, share-based payments, and financial instruments, which are measured at fair value through profit and loss, and incorporate the following principal policies which are in all material respects consistent with those of the previous financial year.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated annual financial statements, are disclosed in accounting policy note 24.

1. Consolidated annual financial statements

The consolidated annual financial statements include the annual financial statements of the company and all its subsidiaries.

(a) Subsidiaries

Subsidiaries are entities (including special purpose entities) where the group, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to govern the financial and operating policies. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. All intergroup balances, transactions and unrealised profits have been eliminated.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group's share of identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Investments in subsidiaries are carried at cost less impairments.

(b) Transactions and minority interests

The group applies a policy of treating transactions with minority interests as transactions with parties external to the group. Disposals to minority interests result in gains and losses for the group that are recorded in the income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(c) Associates

Associates are all entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognised at cost. The group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in the reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the group and its associates are eliminated to the extent of the group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the group.

Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

2. Foreign currency

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Exchange rates are obtained from reputable financial organisations. Foreign currency gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

3. Foreign subsidiaries

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated annual financial statements are presented in Pound Sterling, which is the group's functional currency. The company's presentation currency is South African Rand.

The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

4. Financial instruments

The group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, cash and cash equivalents, loans and receivables, derivative financial instruments, trade and other payables and borrowings. Management determines the classification of its financial assets at initial recognition.

5. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the group commits to purchase or sell the asset. Financial assets carried at fair value through profit or loss are initially recognised at fair value, and transaction costs are expensed in the income statement. Gains or losses arising from changes in the fair value of assets in this category are acknowledged in the income statement in the period in which they arise. Dividend income is recognised in the income statement as part of other income when the group's right to receive payment is established.

The fair value of listed investments are based on current bid prices. If the market for a financial asset is not active, the group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments which are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market input and relying as little as possible on entity-specific inputs. The group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

6. Derivative financial instruments

The group uses derivative financial instruments, principally forward foreign exchange contracts, to reduce exposure to foreign exchange risk. The group does not hold or issue derivative financial instruments for speculative purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments. Derivative financial instruments are recognised initially at fair value and are subsequently remeasured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, unless the derivatives qualify for hedge accounting.

The fair value of forward exchange contracts is their market price at the balance sheet date, being the present value of the quoted forward price. Where a forward exchange contract is designated as a hedge of the variability in cash flows or a recognised asset or liability, or of a highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, and the ineffective part is recognised immediately in the income statement. When the forecasted transaction subsequently results in the recognition of non-financial assets, principally inventories for resale, the associated cumulative gain or loss is removed from equity and included in the initial cost of the assets.

When a hedging instrument expires or is sold, terminated or exercised, or the group revokes designation of the hedge relationship, but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

7. Property, plant and equipment

Land and buildings, with the exception of investment property, are regarded as owner-occupied properties and reflected at historical cost less depreciation. Depreciation on buildings is being provided with the purpose of writing off its value over periods not exceeding 50 years from the date of acquisition.
No depreciation is provided on land as it is regarded to have an unlimited life-span. Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items. Improvements to leasehold property are carried at cost and written off over the period of the lease.

Assets are depreciated to their residual values on the straight-line method over the following estimated useful lives:

Machinery:	4 to 7 years
Equipment:	7 to 10 years
Vehicles:	4 to 5 years
Buildings:	50 years

Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Gains and losses on disposal are determined by comparing proceeds with carrying values and are included in operating profit. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

8. Investment property

Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by group companies, is classified as investment property.

Investment property is measured initially at its cost, including related transaction costs. After initial recognition, investment property is carried at fair value. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature, location or condition of the specific asset. As an alternative the group uses valuations performed by external valuers, or internal valuations based on rental income from current leases and assumptions about rental income from future leases in the light of current market conditions.

Subsequent expenditure is charged to the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured readily. All other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. Changes in fair values are recorded in the income statement.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment, and its fair value at the date of reclassification becomes its cost for accounting purposes. If a property becomes an investment property because its use has changed, any difference resulting between the carrying amount and the fair value of this item at the date of transfer is recognised in equity as a revaluation of land and buildings. However, if a fair value gain reverses a previous impairment loss, the gain is recognised in the income statement.

Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

9. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group's share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition, except for goodwill arising from transactions with minorities (refer accounting policy note 1). Goodwill on acquisitions of associates is included in "interest in associated companies" and is tested for impairment as part of the overall balance. Goodwill is accounted for in the balance sheet and is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose.

10. Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as loan receivables, trade receivables and cash and cash equivalents (refer accounting policy notes 12 & 13) in the balance sheet. Loan receivables consist of loans to employees. Loan receivables are carried at amortised cost using the effective interest rate method.

11. Deferred taxation

Deferred income tax is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

The principal temporary differences arise from unrealised profits, depreciation on property, plant and equipment, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

The deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company's subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

12. Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

13. Cash and cash equivalents

Cash comprises cash in hand and demand deposits. Cash equivalents are short-term highly liquid investments with an original maturity of less than 90 days that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. Bank overdrafts repayable on demand are shown within borrowings in current liabilities in the balance sheet, but are included as a component of cash and cash equivalents in the cash flow statement.

14. Share capital

Ordinary shares and non-convertible, non-participating, non-transferable redeemable preference shares are both classified as share capital.

15. Borrowings

Borrowings are recognised initially at the fair value of proceeds received, net of transaction costs incurred, when they become party to the contractual provisions. Borrowings are subsequently stated at amortised cost using the effective interest rate method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings as interest. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. Borrowings are classified as short-term loans and long-term loans in the balance sheet.

16. Provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

17. Trade and other payables

Trade payables are recognised at fair value and subsequently measured at amortised cost using the effective interest rate method.

18. Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group's activities. Revenue is shown, net of value-added tax, estimated returns, and discounts and after eliminated sales within the group. Revenue is recognised as follows:

(a) Lease income

Lease income is received from the group's investment properties. Payments are recognised over the period of the lease on a straight-line basis.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

19. Leases

Leases where the lessor effectively retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement over the period of the lease on a straight-line basis.

The group leases certain property, plant and equipment. Leases of these assets where the group has substantially all the risks and rewards of ownership are classified as finance leases. Lease payments are allocated between the liability and finance charges to achieve a constant rate on the finance balance outstanding. The finance balance outstanding is included in short and long term accounts payable and the interest element of the finance cost is charged to the income statement.

Rent free periods, capital contributions or any other inducements to enter into operating lease agreements are released to the income statement over the life of the lease.

20. Pension costs

The group administers a number of defined contribution pension schemes and in addition makes contributions into the personal pension plans of certain executives. These costs are charged to the income statement as incurred.

Accounting policies continued

Tradehold Limited and its subsidiaries for the year ended 28 February

21. Exceptional items

The group has defined exceptional items as those items of financial significance to be disclosed separately and it is consistently applied from year to year (refer note 17 to the annual financial statements), in order to assist in understanding the financial performance of the group.

22. Impairment

To the extent that the carrying amount of property, plant and equipment or goodwill exceeds the recoverable amount, that is the higher of net realisable value and value in use, the property, plant and equipment or goodwill is written down to its recoverable amount. The value in use is determined from estimated discounted future net cash flows. In assessing the value in use of impaired assets, a discount rate of 8,7% has been used which, in the opinion of the directors, reflects the risk inherent in those cash flows.

23. Share-based payments

The fair value of employee share options granted on or after 7 November 2002 is calculated using the Black-Scholes or Monte Carlo models. The resulting cost is charged to the income statement over the vesting period of the option and is adjusted for the expected and actual number of options vesting. Any impact of revisions to original estimates are recognised in the income statement, with a corresponding adjustment to equity. The group elected not to apply IFRS 2 to share awards granted before 7 November 2002, such that no expense has been or is being recognised for them in the income statement. Consequently, on the vesting of these awards, the cost of the shares is recognised directly in retained earnings.

24. Critical accounting estimates, assumptions and judgements

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are mainly the impairment of tangible and intangible assets; the estimation of useful lives of property, plant and equipment, and establishing uniform depreciation and amortisation methods; the likelihood that deferred and income taxes can be realised; the probability of doubtful debts; establishing the fair value of share based payments; and estimating the likely outcome of outstanding obligations for dilapidations and closed stores.

The key estimates and assumptions relating to these areas are disclosed in the relevant notes to the financial statements.

All estimates and underlying assumptions are based on historical experience and various other factors that management believe are reasonable under the circumstances. The results of these estimates form the basis of judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and any affected future periods.

25. Segment reporting

A business segment is a distinguishable component of an entity, engaged in delivering products and services, that are subject to risks and returns that are different from those of other business segments. The group operated in 3 business segments that being variety retailing, investment property and financing and investing activities.

A geographical segment is a distinguishable component of an entity, engaged in providing products or services, within a particular economic environment, that are subject to risks and returns that are different from those segments operating in other economic environments. The group operates in the UK and Europe which it considers to be one geographical segment.

26. Standards, Interpretations and Amendments to Standards

(a) Standards and amendments to published standards effective in the year to 28 February 2009

Amendments to IAS 39 and IFRS 7: Financial Instruments – Recognition and Measurement (IAS 39) and Financial Instruments – Disclosures: Reclassification of Financial Assets (IFRS 7);
IFRIC 12: Service Concession Arrangements, and
IFRIC 14: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (IAS 19).

(b) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the group

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group's accounting periods beginning on or after 1 July 2008 or later periods but which the group has not early adopted as follows:

IFRS 8: Operating Segments;
IAS 23 (Revised): Borrowing Costs;
IAS 1 (Revised): Presentation of Financial Statements;
IAS 27 (Revised): Consolidated and Separate Financial Statements;
IFRS 3 (Revised): Business Combinations;
Amendment to IFRS 2: Share-based Payment – Vesting Conditions and Cancellations;
Amendments to IAS 32 and IAS 1: Financial Instruments Presentation (IAS 32) and Presentation of Financial Statements (IAS 1): Puttable Financial Instruments and Obligations Arising on Liquidation;
Amendments to IFRS 1 and IAS 27: First Time Adoption of IFRS (IFRS 1) and Consolidated and Separate Financial Statements (IAS 27): Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate;
Amendments to IAS 39: Financial Instruments – Recognition and Measurement Exposures Qualifying for Hedge Accounting;
IFRIC 13: Customer Loyalty Programmes;
IFRIC 15: Agreements for the Construction of Real Estate;
IFRIC 16: Hedges of a Net Investment in a Foreign Operation;
IFRIC 17: Distributions of Non-cash Assets to Owners;
IFRIC 18: Transfers of assets from customers;
AC 503 (Revised): Accounting for Black Economic Empowerment (BEE) Transactions;
AC 504: IAS 19 (AC 116) – The limit on a defined benefit, minimum funding requirements and their interaction in the South African pension fund environment;
Amendment to IFRS 7: Improving disclosures about financial instruments, and
Amendments to IFRIC 9 and IAS 39: Reassessment of Embedded Derivatives (IFRIC 9) and Financial Instruments – Recognition and Measurement (IAS 39).

Management has not performed an assessment of the potential impact, if any, that the implementation of these standards and interpretations will have on the consolidated accounts. Management does not anticipate that the application thereof will have a significant impact on the group's future results.

Balance sheet

Tradehold Limited and its subsidiaries at 28 February

COMPANY 2008 R'000	COMPANY 2009 R'000		Notes	GROUP 2009 £'000	GROUP 2008 £'000
		Assets			
693 020	386 443	**Non-current assets**		48 027	54 665
		Property, plant and equipment	1	47	40
		Investment properties	2	46 445	44 901
693 020	386 443	Interest in subsidiaries	3		
		Interest in associated companies	4	–	9 312
		Financial assets	5	1 535	412
15 736	14 445	**Current assets**		22 851	26 886
		Listed investments	7	4 222	–
156	156	Accounts receivable	8	2 381	1 216
15 312	14 288	Amount owing by subsidiary	3		
268	1	Cash and cash equivalents	9	16 248	25 670
708 756	400 888	**Total assets**		70 878	81 551
		Equity and liabilities			
700 375	393 003	**Ordinary shareholders' equity**		26 750	46 254
347	347	Share capital	10	28	28
1 019 498	1 019 498	Share premium		84 776	84 776
(319 470)	(626 842)	Reserves	11	(58 054)	(38 550)
144	144	**Preference share capital**	12	12	12
		Minority interest		361	638
		Non-current liabilities: long-term loans	13	31 440	31 128
8 237	7 741	**Current liabilities**		12 315	3 519
2 335	2 089	Trade and other payables	14	2 127	2 710
		Taxation payable		364	310
5 902	5 652	Amount owing to subsidiary			
		Short-term loans	15	9 824	499
708 756	400 888	**Total equity and liabilities**		70 878	81 551

Income statement

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY				GROUP	
2008 R'000	2009 R'000		Notes	2009 £'000	2008 £'000
		Continuing operations			
		Revenue		3 425	2 964
		Income on investments		1 738	–
		Other operating income		299	429
		Total revenue		5 462	3 393
		Revaluation of investment property	2	(7 460)	(1 331)
(543)	(816)	Employee benefit expenses	16	(652)	(557)
		Lease expenses		(148)	(79)
		Depreciation and amortisation	1	(25)	(43)
(5 675)	(7 183)	Other operating costs		(3 221)	(1 516)
(6 218)	(7 999)	**Trading loss**	16	(6 044)	(133)
(137 529)	(299 692)	Exceptional items	17	(9 472)	(10 029)
(143 747)	(307 691)	**Operating loss**		(15 516)	(10 162)
		Interest received		1 088	1 472
(143 747)	(307 691)	**Loss before interest paid**		(14 428)	(8 690)
		Interest paid		2 603	2 105
(143 747)	(307 691)	**Loss before taxation**		(17 031)	(10 795)
5	–	Taxation	18	111	(396)
(143 752)	(307 691)	**Loss after taxation**		(17 142)	(10 399)
		Loss of associated companies		(247)	(168)
(143 752)	(307 691)	**Loss from continuing operations**		(17 389)	(10 567)
		Discontinued operations			
		Loss from discontinued operations	19	(2 382)	(3 789)
(143 752)	(307 691)	Net loss		(19 771)	(14 356)
		Attributable to:			
		Minority interest		(277)	(606)
		Ordinary shareholders		(19 494)	(13 750)
		Net loss		(19 771)	(14 356)
		Basic and diluted earnings per share (pence)	20.1	(5,6)	(4,0)
		From continuing operations		(4,9)	(3,0)
		From discontinued operations		(0,7)	(1,0)

Cash flow statement

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY 2008 R'000	COMPANY 2009 R'000		Notes	GROUP 2009 £'000	GROUP 2008 £'000
(5 533)	(7 926)	**Cash retained from operations**		(2 337)	(6 158)
(6 218)	(7 999)	Trading loss		(6 044)	(133)
(346)	319	Non-cash items	21.1	7 627	1 465
1 036	(246)	(Increase)/decrease in working capital	21.2	(1 748)	(1 343)
		Interest received		1 088	1 472
		Interest paid		(2 603)	(2 105)
(5)	—	Taxation paid	21.3	(57)	(131)
		Discontinued operations	19.2	—	(4 266)
		Exceptional items			
		– Legal and professional expenditure		(600)	(1 280)
		– Recovery of previous write-offs on disposal of subsidiaries		—	163
4 565	7 909	**Investment activities**		(16 722)	(7 071)
		Acquisition of property, plant and equipment		(9 426)	(3 988)
		Proceeds on disposal of property, plant and equipment		248	1 300
		Purchase of listed shares		(10 109)	—
		Proceeds on disposal of shares in associated company		2 295	—
		Decrease in loans		326	848
4 565	7 909	Decrease in amount owing by subsidiary			
		Decrease in cash and cash equivalents on disposal of shares in subsidiary and resulting deconsolidation	19.2	—	(6 300)
		Other investment activities		(56)	1 069
(968)	(17)	Net cash flow		(19 059)	(13 229)
1 010	(250)	**Financing activities**		9 637	2 924
1 010	—	Debt raised		10 177	9 436
—	(250)	Debt repaid		(540)	(6 512)
42	(267)	**Net movement in cash and cash equivalents**		(9 422)	(10 305)
		Cash and cash equivalents			
42	(267)	– Net movement		(9 422)	(10 305)
226	268	– Balance at beginning of the year		25 670	35 975
268	1	– **Balance at end of the year**	9	16 248	25 670

Statement of changes in equity

Tradehold Limited and its subsidiaries for the year ended 28 February

	Share capital and premium	Foreign currency translation reserve	Surplus on revaluation of land and buildings	Other non-distributable reserves	Share-based payments reserve	Retained income	Attributable to equity holders of the parent	Minority interest	Total
Group (£'000)									
Balance at 28 February 2007	84 804	7 951	655	(196)	1 316	(34 848)	59 682	12 298	71 980
Deconsolidation of Instore plc							—	(11 054)	(11 054)
Foreign currency translation adjustments		154					154		154
Revaluation of land and buildings			168				168		168
Transfer to distributable reserves				217	(1 316)	1 099	—		—
Net loss for the year						(13 750)	(13 750)	(606)	(14 356)
Balance at 29 February 2008	84 804	8 105	823	21	—	(47 499)	46 254	638	46 892
Foreign currency translation adjustments		(10)					(10)		(10)
Net loss for the year						(19 494)	(19 494)	(277)	(19 771)
Balance at 28 February 2009	84 804	8 095	823	21	—	(66 993)	26 750	361	27 111
Company (R'000)									
Balance at 28 February 2007	1 019 845	(796)	—	236	—	(174 812)	844 473	—	844 473
Foreign currency translation adjustments		(346)					(346)		(346)
Net loss for the year						(143 752)	(143 752)		(143 752)
Balance at 29 February 2008	1 019 845	(1 142)	—	236	—	(318 564)	700 375	—	700 375
Foreign currency translation adjustments		319					319		319
Net loss for the year						(307 691)	(307 691)		(307 691)
Balance at 28 February 2009	1 019 845	(823)	—	236	—	(626 255)	393 003	—	393 003

Notes to the annual financial statements

Tradehold Limited and its subsidiaries for the year ended 28 February

1. Property, plant and equipment

1.1	£'000	Machinery, equipment and vehicles	Owned land and buildings	Leased land and buildings	Improvements to leasehold property	Total
1.1.1	Cost					
	At 28 February 2007	48 555	2 497	710	26 707	78 469
	Additions	1 568	—	—	120	1 688
	Disposals and scrappings	(358)	—	—	(90)	(448)
	At deconsolidation of Instore plc	(49 636)	—	(710)	(26 737)	(77 083)
	Revaluation	—	168	—	—	168
	Reclassified to investment properties	—	(2 665)	—	—	(2 665)
	At 29 February 2008	129	—	—	—	129
1.1.2	Aggregate depreciation					
	At 28 February 2007	23 738	72	166	15,912	39 888
	Charge for the year	1 596	—	4	397	1 997
	At deconsolidation of Instore plc	(24 986)	—	(170)	(16 249)	(41 405)
	Disposals and scrappings	(259)	—	—	(60)	(319)
	Reclassified to investment properties	—	(72)	—	—	(72)
	At 29 February 2008	89	—	—	—	89
1.1.3	Book value at 29 February 2008	40	—	—	—	40

1.2	£'000	Machinery, equipment and vehicles	Owned land and buildings	Leased land and buildings	Improvements to leasehold property	Total
1.2.1	Cost					
	At 29 February 2008	129	—	—	—	129
	Additions	20	—	—	22	42
	Disposals and scrappings	(39)	—	—	(7)	(46)
	At 28 February 2009	110	—	—	15	125
1.2.2	Aggregate depreciation					
	At 29 February 2008	89	—	—	—	89
	Charge for the year	20	—	—	5	25
	Disposals and scrappings	(36)	—	—	—	(36)
	At 28 February 2009	73	—	—	5	78
1.2.3	Book value at 28 February 2009	37	—	—	10	47

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		2.	**Investment properties**		
		2.1	Book value at beginning of the year	44 901	42 601
			Reclassified from owner-occupied properties	–	2 593
			Additions	9 384	2 300
			Disposals and scrappings	(380)	(1 262)
			Revaluation	(7 460)	(1 331)
			Book value at end of the year	46 445	44 901
		2.2	A register containing details is available for inspection at the registered offices of Moorgarth Holdings Ltd.		
		2.3	At year-end all properties were valued by the directors of the various property companies, taking into account valuations of certain properties conducted during the year by external valuers GVA Grimley, who hold recognised and relevant professional qualifications, and also discussions with appropriately qualified employees of the group's bankers and information received from agents and auctioneers. The valuations were based upon yields of between 7,46% and 10,21%.		
			Investment properties with a book value of were vacant at year-end.	4 890	4 564
		2.4	Investment properties with a book value of serve as security for long-term loans (refer 13.2).	44 958	42 079
		2.5	Income and expenditure relating to investment properties		
			Rental income	3 425	2 964
			Direct operating expenditure	293	242
		3.	**Interest in subsidiaries**		
		3.1	Consisting of –		
1	1		Shares in Tradegro Holdings Ltd at cost		
1 018 941	1 011 032		Amount owing by Tradegro Holdings Ltd		
(310 610)	(610 302)		Provision against interest in subsidiaries		
708 332	400 731				
15 312	14 288		Less – Current account transferred to current assets (refer 3.2)		
693 020	386 443				
		3.2	This loan is repayable on demand and interest-free. No repayment terms exist in respect of the remaining balance of the amount owing by Tradegro Holdings Ltd, which is also interest-free.		

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		4.	**Interest in associated companies**		
		4.1	Consisting of –		
			Listed investment at cost	–	14 074
			Unlisted investment at cost	1	1
			Amounts owing	474	725
			Equity adjustments	(475)	(5 488)
				–	9 312
		4.2	Reconciliation of carrying value –		
			Carrying value at beginning of the year	9 312	–
			At deconsolidation of Instore plc	–	15 487
			At reclassification of Instore plc	(6 204)	–
			Loss of associated companies	(247)	(168)
			Discontinued operations	(2 382)	(2 305)
			Loans written off	(228)	–
			Impairment of investment in Instore plc	–	(4 614)
			Purchase of shares	–	187
			Loans (received)/advanced	(251)	725
				–	9 312
		4.3	Market value of listed investment	–	8 586
			Directors' valuation of unlisted investment	–	726
				–	9 312
		5.	**Financial assets**		
		5.1	Consisting of –		
			36 235 252 Shares in Instore plc at fair value designated through profit or loss (refer 17.5)	1 449	–
			Loans to directors (refer 5.2 & 5.3)	57	206
			Staff and other loans	29	206
				1 535	412

		C H Wiese	C Moore	Total
5.2	Loans to directors: 28 February 2009 (£'000)	C H Wiese	C Moore	Total
	Balance at beginning of the year	116	90	206
	Interest capitalised	45	35	80
	Increase at conversion	8	5	13
	Impairment	(137)	(105)	(242)
		32	25	57
	Currency of loan	SA Rand	SA Rand	
	Interest rate	13,5%	13,5%	
	Repayment date	15/10/2011	15/10/2011	
5.3	Loans to directors: 29 February 2008 (£'000)	C H Wiese	C Moore	Total
	Balance at beginning of the year	166	128	294
	Interest capitalised	33	26	59
	Decrease at conversion	(11)	(8)	(19)
	Impairment	(72)	(56)	(128)
		116	90	206
	Currency of loan	SA Rand	SA Rand	
	Interest rate	12,5%	12,5%	
	Repayment date	15/10/2011	15/10/2011	

Loans to directors have been impaired to reflect the fair value of the underlying assets.

COMPANY				GROUP	
2008 R'000	2009 R'000			2009 £'000	2008 £'000
		6.	**Deferred taxation**		
		6.1	Deferred taxation asset		
			Consisting of –		
			Tax losses carried forward	1 344	4 707
			Capital allowances	453	–
			Provisions and other current liabilities	(1 261)	(4 707)
			Tax losses applied in reduction of provisions for deferred taxation	(536)	–
				–	–
		6.2	Deferred taxation liability		
			Consisting of –		
			Increase in value of investment properties	–	850
			Tax losses applied in reduction of provisions for deferred taxation	–	(850)
				–	–
		6.3	Reconciliation of deferred taxation –		
			Net asset at beginning of the year	–	2 140
			Charged to income statement	–	416
			At deconsolidation of Instore plc	–	(2 556)
			Net asset at end of the year	–	–

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY				GROUP	
2008 R'000	2009 R'000			2009 £'000	2008 £'000
		7.	**Listed investments**		
		7.1	636 000 Shares in UBS AG at fair value designated through profit or loss (refer 17.5)	4 222	–
		7.2	The above shares have been pleded as security for short-term loans (refer 15.2).		
		8.	**Accounts receivable**		
			Trade receivables, less provision for impairment of trade receivables	157	195
156	156		Other receivables	2 224	1 021
156	156			2 381	1 216
		9.	**Cash and cash equivalents**		
268	1	9.1	Cash at bank and on hand	3 248	770
–	–		Short-term bank deposits	13 000	24 900
268	1			16 248	25 670
		9.2	Cash deposits in the amount of	1 800	–
			serve as security for long-term loans (refer 13.2).		
		9.3	A cash deposit in the amount of	3 000	–
			serve as security for short-term loans (refer 15.2).		
		10.	**Ordinary share capital**		
		10.1	Authorised:		
600	600		600 000 000 ordinary shares of 0,1 cent each	48	48
		10.2	Issued:		
347	347		347 330 441 ordinary shares of 0,1 cent each	28	28

10.3 A maximum number of 1 000 000 shares in the authorised share capital of the company is reserved for issue to participants to the Tradehold Share Incentive Trust at an issue price of R2,70 per share. These shares can be issued on demand.

10.4 The unissued share capital is, until the forthcoming annual general meeting, under the control of the directors who may issue it on such terms and conditions as they in their discretion deem fit.

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		11.	**Reserves**		
(906)	(587)	11.1	Non-distributable reserves	8 939	8 949
(1 142)	(823)		Foreign currency translation reserve	8 095	8 105
			Surplus on revaluation of land and buildings	823	823
236	236		Capital redemption reserve fund	21	21
		11.2	Distributable reserve		
(318 564)	(626 255)		Accumulated loss	(66 993)	(47 499)
(319 470)	(626 842)			(58 054)	(38 550)
		12.	**Preference share capital**		
		12.1	Authorised:		
255	255		255 000 000 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	21	21
		12.2	Issued:		
144	144		143 856 255 non-convertible, non-participating, non-transferable redeemable preference shares of 0,1 cent each	12	12

12.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the company. All issued preference shares are fully redeemable should the shareholder's interest in ordinary shares become less than 10%.

12.4 The unissued share capital is under the control of the directors who may issue it on predetermined terms under certain circumstances. Full particulars are available for inspection at the registered office of the company.

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		13.	**Long-term loans**		
		13.1	Secured		
			Repayable quarterly until November 2010 and interest-bearing at 3 month LIBOR plus 1,05%	374	378
			Repayable quarterly until November 2010 and interest-bearing at 6,13% (2008: 3 month LIBOR plus 1,05%)	1 176	1 212
			Repayable quarterly until December 2010 and interest-bearing at 5,8%	1 514	1 537
			Repayable quarterly until August 2011 and interest-bearing at 6,63%	2 549	2 608
			Repayable quarterly until August 2011 and interest-bearing at 5,89%	2 536	2 600
			Repayable quarterly until October 2010 and interest-bearing at 6,13% (2008: 3 month LIBOR plus 1,05%)	1 636	1 662
			Repayable quarterly until October 2010 and interest-bearing at 5,71%	1 627	1 659
			Repayable quarterly until February 2012 and interest-bearing at 6,51%	3 004	3 061
			Repayable quarterly until October 2011 and interest-bearing at 6,55%	5 840	5 949
			Repayable quarterly until October 2011 and interest-bearing at 6,42%	4 204	4 284
			Repayable on 7 March 2009 and interest-bearing at 3 month LIBOR plus 1,25%	2 250	2 250
			Repayable on disposal of property and interest-bearing at the bank base rate plus 2,5% (2008: 1,05%)	277	327
			Repayable quarterly until February 2012 and interest-bearing at 6,51%	4 100	4 100
			Repayable quarterly over 3 years from July 2010 and interest-bearing at 6,47%	3 875	–
				34 962	31 627
			Redemptions within 12 months transferred to short-term loans (refer 15.1)	(3 522)	(499)
				31 440	31 128
		13.2	The above loans are secured by –		
			A fixed charge over fixed property with a book value of	44 958	42 079
			Cession of cash deposits in the amount of	1 800	–
				46 758	42 079

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		14.	**Trade and other payables**		
			Trade creditors	346	568
2 335	2 089		Other creditors and accrued expenses	1 781	2 142
2 335	2 089			2 127	2 710
		15.	**Short-term loans**		
		15.1	Secured		
			Short-term portion of long-term loans (refer 13)	3 522	499
			Repayable on 2 September 2009 and interest-bearing at 1,3% (refer 15.2)	6 302	–
				9 824	499
		15.2	The above loan is secured by –		
			Listed share investment with a book value of	4 222	–
			Cash deposit in the amount of	3 000	–
				7 222	–
		16.	**Trading loss**		
		16.1	Determined after taking into account the following expenditure:		
543	816		Staff costs	652	557
543	816		Salaries, wages and service benefits	632	537
			Retirement benefit contributions	20	20
			Depreciation of property, plant and equipment	25	43
			Operating lease payments – buildings	148	79
			Foreign exchange losses	1 004	202
411	476		Auditors' remuneration	60	52
340	429		Audit fees – for this year	57	47
71	47		– underprovided in the previous year	3	5
4 308	5 734		Fees paid for outside services	390	307
4 230	5 648		Administrative	384	302
78	86		Secretarial	6	5
			Fair value adjustment on investment properties	7 460	1 331
			Bad debts written off	1 146	–
			Loss on sale and scrapping of property, plant and equipment	142	91
		16.2	Directors' remuneration		
		16.2.1	Non-executive directors	10	–
			Executive directors	576	484
				586	484

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

16. Trading loss continued

	Basic remuneration £'000	Fees £'000	Management company fees £'000	2009 Total £'000	2008 Total £'000
16.2.2 Non-executive directors					
C Stassen	–	10	–	10	–
H R W Troskie	–	–	–	–	–
	–	10	–	10	–

	Basic remuneration £'000	Fees £'000	Management company fees £'000	2009 Total £'000	2008 Total £'000
16.2.3 Executive directors					
C Moore	281	–	–	281	232
C H Wiese	–	45	250	295	252
	281	45	250	576	484

16.2.4 Share options granted to directors	Number of options	Issue date	Issue price (R)	Expiry date	Total options outstanding
C H Wiese	1 000 000	26/09/2002	2,70	26/09/2012	1 000 000

COMPANY				GROUP	
2008 R'000	2009 R'000			2009 £'000	2008 £'000
		17.	**Exceptional items**		
		17.1	Consisting of –		
			Impairment of loans (refer 17.2)	(472)	(685)
			Legal and professional expenditure (refer 17.3)	(600)	(1 280)
			Loss on disposal of discontinued operations (refer 17.4)	(1 236)	(3 613)
			Fair value adjustment of listed share investments (refer 17.5)	(7 164)	–
(137 529)	(299 692)		Impairment of interest in subsidiary (refer 17.6)		
			Impairment of interest in associated companies (refer 17.7)	–	(4 614)
			Recovery of previous write-offs on disposal/ liquidation of subsidiaries (refer 17.8)	–	163
(137 529)	(299 692)			(9 472)	(10 029)

17.2 Due to the decline in value of loans. Loans are secured by shares in Instore plc and Tradehold Ltd. The value of the loans are determined with reference to the value of the shares in Instore plc and Tradehold Ltd.

17.3 Represent the cost of litigation and fees payable in respect of the restructuring of the business of both Tradehold Ltd and Instore plc.

17.4 Represents the loss on disposal of 46,5 million Instore plc shares during July 2008 for proceeds of £2,3 million.

The loss in respect of the previous year relates to the disposal of 68 million Instore plc shares during May 2007 for proceeds of £9,5 million.

17.5 A loss of £5,9 million resulted from writing down the investment in UBS AG to its market value of SFr11,06 per share at the end of February 2009.

A loss of £1,3 million resulted from writing down the investment in Instore plc to its market value of 4 pence per share at the end of February 2009.

17.6 The investment in Tradegro Holdings Ltd was written down to its tangible net asset value.

17.7 The investment in Instore plc was written down to its market value of 10,5 pence per share at the end of February 2008.

17.8 During the year ended February 2008, an amount was received from the liquidator of What Everyone Wants.

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		18.	**Taxation**		
		18.1	Classification –		
			South African normal taxation	–	–
5	–		Foreign taxation	111	(396)
5	–			111	(396)
		18.2	Consisting of –		
5	–		Current taxation	111	40
			Prior year taxation	–	(20)
			Deferred taxation	–	(416)
5	–			111	(396)
		18.3	Reconciliation of tax rate –		
29,0	28,0		South African normal tax rate	28,0	29,0
(29,1)	(28,0)		Net adjustment	(28,7)	(25,3)
(27,8)	(27,3)		Exceptional items	(15,6)	(26,9)
(1,3)	(0,7)		Exempt income/non-deductible expenses	(12,2)	(0,7)
			Creation of tax losses	(0,6)	–
			Utilisation of tax losses	–	2,5
			Other adjustments	(0,3)	(0,4)
			Prior year taxation	–	0,2
(0,1)	–		Effective tax rate	(0,7)	3,7
		18.4	Credits in respect of secondary tax on		
18 025	18 025		companies (STC) at year-end	1 266	1 212
1 802	1 802		The utilisation of the STC relief of	127	121
			calculated at current rates is dependent on the future distribution of dividends in the companies concerned.		

19. Discontinued operations

19.1 During May 2007 the company sold 68 million shares in Instore plc, representing 29,8% of the issued share capital of Instore. The company retained an interest of 34,8% in Instore, having been classified as an associated company with effect from the above date.

During July 2008 the company sold a further 46,5 million Instore shares, reducing the effective holding in that company to 15,5%, which holding has been classified as a financial asset with effect from this date.

19. Discontinued operations continued

19.2 The results, cash flows and net assets and proceeds on discontinuation of the operations were as follows:

	Period to 30 July 2008 £'000	Year to 29 February 2008 £'000
Revenue	–	66 063
Merchandise purchased	–	(29 878)
Change in merchandise inventory	–	(1 247)
Employee benefit expenses	–	(11 402)
Lease expenses	–	(8 443)
Depreciation and amortisation	–	(1 954)
Other operating costs	–	(14 725)
Operating loss	–	(1 586)
Interest received	–	115
Loss before interest paid	–	(1 471)
Interest paid	–	13
Loss before taxation	–	(1 484)
Taxation	–	–
Loss after taxation	–	(1 484)
Loss equity accounted as associated company	(2 382)	(2 305)
Net loss for the period	(2 382)	(3 789)
Attributable to:		
Minority interest	–	(502)
Ordinary shareholders	(2 382)	(3 287)
Net loss for the period	(2 382)	(3 789)
Cash retained from operations	–	(4 266)
Investment activities	–	(1 303)
Net cash flow	–	(5 569)
Shareholders' equity	–	(31 718)
Non-current liabilities	–	(15 388)
Trade and other payables	–	(39 972)
Derivative financial liabilities	–	(1 800)
Taxation payable	–	(112)
Property, plant and equipment	–	35 678
Deferred taxation asset	–	2 556
Inventories	–	25 247
Accounts receivable	–	9 716
Cash and cash equivalents	–	(15 793)
Proceeds on disposal of shares in Instore plc	–	9 493
Decrease in cash and cash equivalents	–	(6 300)

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		20.	**Earnings per share**		
		20.1	After exceptional items:		
			Based on net loss of	(19 494)	(13 750)
			and the number of shares in issue of ('000)	347 330	347 330
		20.2	Before exceptional items:		
			Earnings per share of (pence)	(2,9)	(1,1)
			Based on net loss of	(10 022)	(3 721)
			and the number of shares in issue of ('000)	347 330	347 330
		20.3	Headline earnings:		
			Earnings per share of (pence)	(2,8)	(0,8)
			Based on headline earnings of	(9 820)	(2 718)
			Net loss	(19 494)	(13 750)
			Attributable exceptional items	2 308	10 029
			Fair value adjustment on investment properties after taxation and minority interest	7 226	950
			Loss on sale and scrapping of property, plant and equipment after taxation and minority interest	140	53
			and the number of shares in issue of ('000)	347 330	347 330
		21.	**Cash flow information**		
		21.1	Non-cash items		
			Depreciation	25	43
			Loss on sale and scrapping of property, plant and equipment	142	91
			Revaluation of investment property	7 460	1 331
(346)	319		Foreign currency translation differences		
(346)	319			7 627	1 465
		21.2	(Increase)/decrease in working capital		
			Accounts receivable	(1 165)	(2 054)
1 036	(246)		Creditors, accrued expenses and provisions	(583)	711
1 036	(246)			(1 748)	(1 343)
		21.3	Taxation paid		
(5)	–		Taxation per income statement	(111)	396
			Increase/(decrease) in taxation payable	54	(111)
			Change in deferred taxation	–	(416)
(5)	–			(57)	(131)

COMPANY 2008 R'000	COMPANY 2009 R'000			GROUP 2009 £'000	GROUP 2008 £'000
		22.	**Capital commitments**		
			The group had no capital commitments at 28 February 2009 (2008: nil).		
		23.	**Operating leases**		
		23.1	The group's minimum commitments in respect of non-cancellable operating leases are as follows:		
			Expenditure to be incurred within 1 year	50	50
			To be incurred thereafter, but within 5 years	161	178
			To be incurred after 5 years	2 952	3 174
				3 163	3 402
		23.2	Total future sublease payments	6 350	6 900
		24.	**Contingent liabilities**		
46 005	57 351	24.1	Possible additional tax as a result of the group's international restructuring and the related cessation of a local permanent establishment of Tradehold Ltd in the 2003 financial year being queried by the South African Revenue Service (refer 24.2)	4 028	3 094
			Potential liability regarding past group restructuring (refer 24.3)	4 500	8 000
46 005	57 351			8 528	11 094

24.2 The group operates internationally and is therefore exposed to varying degrees of uncertainty relating to tax matters. It accounts for income tax based on advice from its external professional advisors. Based on this advice, the group accrues for either a liability or include the tax exposure as part of contingent liabilities.

24.3 The group is engaged in litigation involving a transaction dating back to 2003. The above amount is an estimate of the potential liability to the group.

25. Borrowing powers

In terms of the articles of association of the company, the borrowing powers of Tradehold Limited are unlimited.

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

26. Financial risk management

26.1 Financial risk factors

The group's activities expose it to a variety of financial risks, including the effects of changes in interest rates. The group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group.

Risk management policies are approved by the Boards of operating subsidiaries.

26.2 Currency risk

The group operates predominantly within the United Kingdom, whilst certain functions are carried out in Switzerland, Luxemburg and South Africa. The group is therefore exposed to various currency exposures such as the Swiss Franc, South African Rand and the Euro.

26.2.1 Sensitivity analysis

The sensitivity analysis below details the group's sensitivity to a change in exchange rate between Pound Sterling and other currencies. These percentages represent management's assessment of the possible changes in the foreign exchange rates at the respective year-ends.

If Pound Sterling would:	Net loss would:
– depreciate 5% against the Swiss Franc	Increase by £0,1 million (2008: not be affected)
– depreciate 5% against the US Dollar	Not be affected (2008: increase by £0,1 million)

26.2.2 Exchange rates

The exchange rates used by the group to translate foreign entities' income statements and balance sheets are as follows:

	2009 Average rate	**2009 Closing rate**	2008 Average rate	2008 Closing rate
SA Rand (R)	**14,96**	**14,24**	14,24	14,87
Swiss Franc (SFr)	**1,90**	**1,66**	1,90	1,66
Euro (€)	**1,21**	**1,12**	1,43	1,31

26.2.3 Uncovered foreign assets and liabilities

The group had the following uncovered foreign assets and liabilities:

	2009 Foreign currency	**2009 Pound equivalent**	2008 Foreign currency	2008 Pound equivalent
Swiss Franc assets	**7,0 million**	**4,2 million**	–	–
Swiss Franc liabilities	**0,5 million**	**6,3 million**	–	–

26.3 Interest rate risk

The group's income and operating cash flows are exposed to interest rate risk due to the extent of borrowings and market related interest rate arrangements, with the exception of debt of £38,4 million (2008: £25,8 million) bearing interest at fixed rates varying between 1,3% and 6,63%. (2008: between 5,71% and 6,63%).

For the current year a 100 basis point increase in interest rates across the year would have resulted in a £0,1 million (2008: £0,2 million) reduction in the group's net loss, whilst a 100 basis point reduction in interest rates would have resulted in an increase of £0,1 million (2008: £0,2 million) in the group's net loss.

26.4 Credit risk

The group is exposed to certain concentrations of credit risk relating to the following assets:

26.4.1 Loans to directors

The group holds securities covering the outstanding amounts.

26.4.2 Trade accounts and other debtors

There are no concentrations of credit risk within these debtors.

26.4.3 Cash and cash deposits

The group is exposed to certain concentrations of credit risk relating to its cash balances. It places cash and current investments with major banking groups with high credit ratings. The group's treasury policy is designed to limit exposure to any one institution. At year-end cash has been invested as follows:

Bank rating	**2009 £'million**	2008 £'million
Global corporate banks	**4,2**	15,5
South African A2+ rated banks	**10,0**	10,0
Other banks	**2,0**	0,2
Total	**16,2**	25,7

The maximum amount of credit risk that the group is exposed to is £18,7 million (2008: £27,3 million) and has been calculated as follows:

	2009 £'million	2008 £'million
Financial assets	**0,1**	0,4
Trade and other receivables	**2,4**	1,2
Cash and cash equivalents	**16,2**	25,7

26.5 Liquidity risk

The group has no risk of illiquidity due to long-term funding arrangements, available cash resources and unlimited borrowing powers. The table below analyses the company's and the group's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contracted maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

COMPANY			GROUP	
Less than 1 year R'million	Between 2 and 5 years R'million	At 28 February 2009	Less than 1 year £'million	Between 2 and 5 years £'million
2,1	–	Trade and other payables	2,1	–
–	–	Interest-bearing liabilities	9,8	31,4
5,7	–	Intergroup loan	–	–
Less than 1 year R'million	Between 2 and 5 years R'million	At 29 February 2008	Less than 1 year £'million	Between 2 and 5 years £'million
2,3	–	Trade and other payables	2,7	–
–	–	Interest-bearing liabilities	0,5	31,1
5,9	–	Intergroup loan	–	–

26.6 Price risk

The group is exposed to equity securities price risk because of investments held by the group and classified on the consolidated balance sheet either as available-for-sale or at fair value through profit or loss. The group's investments in equity of other entities are publicly traded.

A reduction of 5% in the value of listed investments held at year-end would increase the net loss by £0,3 million (2008: £0,4 million), whilst an increase of 5% in the value of these investments would reduce the net loss by £0,3 million (2008: £0,4 million).

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

26.7 Fair value of financial instruments

The carrying amounts, net gains and losses recognised through profit or loss, total interest income, total interest expense and impairment of each class of financial instrument are as follows:

28 February 2009

Assets (£'million)	Carrying value	Net gains/ (losses)	Total interest income	Total interest expense	Impairment
Listed investments	5,7	(7,2)	–	–	–
Loans					
Loans to directors	0,1	–	0,1	–	(0,2)
Other	0,1	–	0,1	–	(1,2)
Trade and other receivables	2,4	–	–	–	(0,2)
Cash and cash equivalents	16,2	–	0,9	–	–
Liabilities (£'million)					
Secured long-term liabilities	31,4	–	–	(2,4)	–
Short-term payables					
Interest-bearing	9,8	–	–	(0,2)	–
Trade and other payables	2,1	–	–	–	–

29 February 2008

Assets (£'million)	Carrying value	Net gains/ (losses)	Total interest income	Total interest expense	Impairment
Loans					
Loans to directors	0,2	–	0,1	–	(0,1)
Other	0,2	–	0,1	–	(0,6)
Trade and other receivables	1,2	–	–	–	–
Cash and cash equivalents	25,7	–	1,3	–	–
Liabilities (£'million)					
Secured long-term liabilities	31,1	–	–	(2,0)	–
Short-term payables					
Interest-bearing	0,5	–	–	(0,1)	–
Trade and other payables	2,7	–	–	–	–

The fair value of all amounts equal their carrying values.

All financial instruments are classified as loans receivable/payable at amortised cost, except listed investments, which are classified as financial instruments at fair value through profit or loss.

COMPANY 2008 R'000	COMPANY 2009 R'000		Notes	GROUP 2009 £'000	GROUP 2008 £'000

27. Related parties

Related party relationships exist between the company, its subsidiaries, associates and the directors of the company. All intergroup transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding are disclosed elsewhere in the annual financial statements. The chief executives of all operating companies, as well as the other executive directors of Instore plc, while being a subsidiary, and Tradehold Ltd is seen as key management personnel.

	GROUP 2009 £'000	GROUP 2008 £'000
The compensation of key management consists of:		
Salaries and short-term/termination benefits	775	1 222
Share-based benefits	–	(657)
	775	565
Key management compensation was paid to:		
Executive directors	576	484
Other employees	199	81
	775	565

28. Retirement benefits

Whilst Instore plc was a subsidiary, the group administered a number of defined contribution schemes and made contributions to the personal pension plans of certain directors and senior personnel. These contributions were charged to income.

The most significant scheme was a defined contribution scheme, the Poundstretcher Limited 1997 Group Personal Pension Plan.

29. Share incentive scheme

29.1 In terms of the rules of the Tradehold Share Incentive Trust the trustees are empowered to acquire and allocate shares and to grant share options, which in total may not exceed 10% of the issued share capital of the company.

29.2 At 28 February 2009 the trustees of the Tradehold Share Incentive Trust had 3 706 307 shares and share options under their control. There were no movements during the accounting period.

Notes to the annual financial statements continued

Tradehold Limited and its subsidiaries for the year ended 28 February

30. Prior year adjustments

30.1 Restated financial results

Restated consolidated financial results in respect of the year ended 29 February 2008 have been necessitated as the results of Instore plc is disclosed separately (refer note 19). The effect of the restatement on the consolidated income statement is as follows:

	Restated £'000	As previously stated £'000
Continuing operations		
Revenue	2 964	66 063
Other operating income	429	2 030
Total revenue	3 393	68 093
Merchandise purchased	–	(29 878)
Change in merchandise inventory	–	(1 247)
Revaluation of investment property	(1 331)	–
Employee benefit expenses	(557)	(11 959)
Lease expenses	(79)	(8 522)
Depreciation and amortisation	(43)	(1 997)
Other operating costs	(1 516)	(16 209)
Trading loss	(133)	(1 719)
Exceptional items	(10 029)	(10 029)
Operating loss	(10 162)	(11 748)
Interest received	1 472	1 587
Loss before interest paid	(8 690)	(10 161)
Interest paid	2 105	2 118
Loss before taxation	(10 795)	(12 279)
Taxation	(396)	(396)
Loss after taxation	(10 399)	(11 883)
Loss of associated companies	(168)	(2 473)
Loss from continuing operations	(10 567)	(14 356)
Discontinued operations		
Loss from discontinued operations	(3 789)	–
Net loss	(14 356)	(14 356)
Attributable to:		
Minority interest	(606)	(606)
Ordinary shareholders	(13 750)	(13 750)
Net loss	(14 356)	(14 356)

30.2 To include previously unconsidered lease contracts, the comparative operating lease commitment figures have been restated.

The effect of the restatement is as follows:

	Restated £'000	As previously stated £'000
Expenditure to be incurred within 1 year	50	15
To be incurred thereafter, but within 5 years	178	38
To be incurred after 5 years	3 174	198
Total operating lease commitments	3 402	251
Total future sublease payments	6 900	–

Interest in subsidiaries and associated companies

	Issued share capital £	Percentage shares held by group 2009 %	2008 %
Subsidiaries			
Moorgarth Holdings Ltd			
Investments			
Moorgarth Holdings Ltd (Incorporated in England and Wales)	1	100	100
Moorgarth Group Ltd (Incorporated in England and Wales)	100	85	85
Other			
Investments			
Tradegro Ltd (Incorporated in Guernsey)	48 486 159	100	100
Moorgarth Properties (Luxemburg) Sarl (Incorporated in Luxemburg)	10 000	85	85
Instore Holdings Sarl (Incorporated in Luxemburg)	€12 500	100	–
Associated companies			
Instore plc			
Variety retail			
Instore plc (Incorporated in England and Wales)	28 721 014	16	36
Poundstretcher Ltd (Incorporated in England and Wales)	800 109	16	36
Instore Group Ltd (Incorporated in England and Wales)	4 100 000	16	36
Instore Retailing Ltd (Incorporated in England and Wales)	11 100	16	36

Note:
General information in respect of subsidiaries and associated companies as required in terms of paragraphs 69 and 70 of the Fourth Schedule to the South African Companies Act is set out in respect of only those subsidiaries and associated companies, the financial position or result of which are material for a proper appreciation of the affairs of the group. A full list of subsidiaries and associated companies is available on request.

Segmental analysis

Tradehold Limited and its subsidiaries for the year ended 28 February

	Revenue		Trading loss		Attributable loss before exceptional items		Total assets		Total liabilities		Capital expenditure	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	£'m	£'m	**£'m**	£'m	**£'m**	£'m	**£'m**	£'m	**£'m**	£'m	**£'m**	£'m
Investment property												
Moorgarth Properties	**3**	3	**(6)**	1	**(9)**	(1)	**50**	47	**36**	34	**9**	2
Discontinued operations												
Instore	**–**	–	**–**	–	**(2)**	(3)	**1**	9	**–**	–	**–**	2
Financing and investments	**–**	–	**–**	(1)	**1**	–	**20**	26	**8**	1	**–**	–
Total	**3**	3	**(6)**	–	**(10)**	(4)	**71**	82	**44**	35	**9**	4

No geographical analysis is provided as the vast majority of assets are located in the United Kingdom.

TRADEHOLD LIMITED
Registration number
1970/009054/06
Incorporated in the Republic of
South Africa
JSE Code: TDH
ISIN: ZAE000026902

Form of proxy

To be completed by certificated shareholders and dematerialised shareholders with own name registration only.

For use at the annual general meeting of members to be held at 09:30 on Friday, 7 August 2009 in the boardroom at the head office of Pepkor Limited, 36 Stellenberg Road, Parow Industria 7493.

Shareholders who have dematerialised their shares with a CSDP or broker, other than with own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.

I/We (full names and surname in block letters)..

of (full address)..

as a member of Tradehold Limited, being the registered holder of ....
shares in the company, hereby appoint:

1. .... or

2. .... or

3. THE CHAIRMAN OF THE MEETING
as my/our proxy to attend, speak and vote on my/our behalf, as indicated below at the annual general meeting of shareholders of Tradehold Ltd to be held at 09:30 on 7 August 2009 and at any adjournment thereof:

Indicate with an X in the appropriate block:

Ordinary resolutions		In favour of	Against	Abstain
Adoption of the annual financial statements	1.			
Confirmation of the directors' remuneration	2.			
Re-appointment of Mr H R W Troskie to the Board	3.			
Placing the shares under the control of the directors	4.			
General authority to directors to issue shares for cash	5.			
Special resolution – general authority to directors to repurchase the company's shares				

Signed at ....this ....day of 2009

Signature ....
Capacity and authorisation (see note 3)

Please read the notes on the reverse side of this form of proxy.

NOTES:

1. A member entitled to attend and vote at the annual general meeting shall be entitled to appoint one or more persons, who need not be members of the company as his proxy to attend and speak, to vote or abstain, in his place at such general meeting.

2. If a proxy form, duly signed, is lodged without specific directions as to which way the proxy is to vote, the proxy will be deemed to have been authorised to vote as he thinks fit.

3. If the proxy is signed under power of attorney or on behalf of a company, such power or authority, unless previously registered with the company, must accompany it.

4. Shareholders who have dematerialised their shares with a CSDP or stockbroker, other than own name registration, must arrange with the CSDP or stockbroker concerned to provide them with the necessary authorisation to attend the annual general meeting or the shareholders concerned must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between the shareholder and the CSDP or stockbroker concerned.

5. Any alteration to the form of proxy must be signed, not initialled.

6. Where there are joint holders of shares and if more than one of such joint holders is present or represented, then the person whose name appears first in the register in respect of such shares or his/her proxy, as the case may be, shall alone be entitled to vote in respect thereof.

7. The completion and lodging of this form of proxy will not preclude the signatory from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such signatory wish to do so.

8. Proxies must reach the company secretary at his office at 36 Stellenberg Road, Parow Industria 7493 (P O Box 6100, Parow East 7501) at least 48 hours before commencement of the meeting.

Project management: De Kock Communications **Design and layout:** Fresh Identity **Printing:** BM Pioneer Printers

TRADEHOLD
LIMITED